Exhibit 21.1

CHEETAH NET SUPPLY CHAIN SERVICE INC.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Allen-Boy International LLC	Delaware

Canaan International LLC	North Carolina

Canaan Limousine LLC	South Carolina

Pacific Consulting LLC	New York

Entour Solutions LLC	New York

Cheetah Net Logistics LLC	New York

Edward Transit Express Group Inc.	California